UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-38545

Landsea Homes Corporation
(Exact name of registrant as specified in its charter)

1717 McKinney Avenue, Suite 1000 Dallas, Texas 75202 (949) 345-8080
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share Warrants exercisable for Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Common Stock as of the certification or notice date: One holder

Approximate number of holders of record of Warrants exercisable for Common Stock as of the certification or notice date: Zero holders

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Landsea Homes Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2025

LANDSEA HOMES CORPORATION

By:	/s/ Miek Harbur
Name:	Miek Harbur
Title:	General Counsel & Secretary